Drinker Biddle & Reath LLP
One Logan Square
Suite 2000
Philadelphia, PA 19103
(215) 988-2700 (Phone)
(215) 988-2757 (Facsimile)
www.drinkerbiddle.com

October 23, 2017

VIA EDGAR TRANSMISSION

Ms. Anu Dubey
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	FEG Directional Access TEI Fund LLC (the “Fund” or the “Registrant”)
(1940 Act Registration No. 811-23140)

Dear Ms. Dubey:

Set forth below are our responses to the comments that you provided on the Fund’s preliminary proxy statement (the “Proxy Statement”) in your comments, received via telephone on October 23, 2017, supplementing your comments received via telephone on October 10, 2017. Page references are to the Proxy Statement as filed with the Securities and Exchange Commission (the “Commission”) on October 2, 2017.

Questions and Answers

1.	Comment: Please disclose the Fund’s expected date of liquidation of the Fund in the Proxy Statement.

Response: The Registrant will disclose the expected date of liquidation of the Fund in the “Questions and Answers” section and in the discussion of the liquidation on page 1 of the Proxy Statement.

2.
Comment: Please include the investment management fees paid by the Fund and the investment management fees paid by FEG Directional Access Fund LLC (the “Master Fund”) for each Fund’s most recently completed fiscal year, as well as the percentage of the Master Fund owned by the Fund as of the Fund’s most recent fiscal year end.

Ms. Anu Dubey
October 23, 2017

Response: The Registrant will include this information for the Fund and the Master Fund in the Proxy Statement under “FEG and the Prior Management Agreement.”

We trust that the foregoing is responsive to your comments. Questions and comments concerning this filing may be directed to the undersigned at (215) 988-3328.

Very truly yours,

/s/ Andrew E. Seaberg
Andrew E. Seaberg

cc:	Joshua B. Deringer, Esq.
Ryan Wheeler